SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAY 15 2007
WASH. D.C.
161
SECTION


07023576

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Tencent Holdings Limited (the "Company") will be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 16 May 2007 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.

2. To declare a final dividend.

3. To re-elect Directors and authorize the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

As special business, to consider and if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

5. **"That:**

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the articles of association of the Company from time to time, shall not exceed twenty per cent (20%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. **"That:**

(a) a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$0.0001 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution; and

(b) for the purpose of this Resolution:

"Relevant Period" means the priod from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**That**, conditional upon the passing of Resolutions 5 and 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution 5."

8. "**That**, conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of the Company, representing 5% of the issued share capital of the Company as at the date of passing this resolution, to be issued pursuant to the exercise of any options granted under the New Share Option Scheme (as defined below), the existing share option scheme of the Company adopted on 24 March 2004 be and is hereby terminated and the rules of the new share option scheme ("New Share Option Scheme") of the Company (a copy of which has been submitted to the meeting and signed by the Chairman of the meeting for the purpose of identification) be and are hereby approved and adopted as the new share option scheme of the Company; and that the directors of the Company be and are hereby authorized, at their absolute discretion, to grant options thereunder and to allot and issue shares of the Company pursuant to the exercise of such option."

By Order of the Board
Ma Huateng
Chairman

18 April 2007

Notes:

1. The register of members will be closed from Friday, 11 May 2007 to Wednesday, 16 May 2007, both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on Thursday, 10 May 2007.

2. Any member entitled to attend and vote at the Annual General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint one or, if he holds two more shares, more person(s) as his proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

4. A circular containing further details regarding Resolutions 5 to 8 above will be expected to be despatched to shareholders on or about 20 April 2007.

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Form of Proxy for use at the Annual General Meeting ("AGM") to be held on Wednesday, 16 May 2007

I/We[(Note 1)] ______________________________

of ______________________________

being the registered holder(s) of[(Note 2)] ____________________ shares of HK$0.0001 each in the capital of Tencent Holdings Limited (the "Company") hereby appoint the Chairman of the AGM or, failing him [(Note 3)]

____

of ______________________________

as my/our proxy to attend and vote for me/us on my/our behalf at the AGM to be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 16 May 2007 at 3:00 p.m. and/or at any adjournment thereof in respect of the resolutions set out in the notice of AGM as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
1	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.		
2	To declare a final dividend.		
3(i)	(a) To re-elect Mr. Zhang Zhidong as director.		
	(b) To re-elect Mr. Charles St Leger Searle as director.		
	(c) To re-elect Mr. Lau Chi Ping Martin as director.		
3(ii)	To authorize the Board of Directors to fix the Directors' remuneration.		
4	To re-appoint Auditors and to authorize the Board of Directors to fix their remuneration.		
5	To grant a general mandate to the Directors to issue new shares (Ordinary Resolution 5 as set out in the notice of the AGM).		
6	To grant a general mandate to the Directors to repurchase shares (Ordinary Resolution 6 as set out in the notice of the AGM).		
7	To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution 7 as set out in the notice of the AGM).		
8	To terminate the existing share option scheme adopted on 24 March 2004 and to adopt a new share option scheme of the Company (Ordinary Resolution 8 as set out in the notice of the AGM).		

Dated this __________ day of ______________ 2007   Signature of Shareholder(s) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is preferred, strike out the words "the Chairman of the AGM or" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the AGM will act as your proxy. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE PLACE A "√" IN THE RELEVANT BOX MARKED "FOR"; IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE PLACE A "√" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to tick either box of a resolution will entitle your proxy to cast your vote at his discretion in respect of that resolution. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the AGM other than those referred to in the Notice of the AGM.
5. This Form of Proxy must be signed by you or your attorney duly authorized in writing, or in the case of a corporation, must be either executed under its common seal or under the hand of an officer, attorney or other person duly authorized.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the name stand in the register of Members.
7. To be valid, this Form of Proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the AGM (or any adjournment thereof).
8. Any member entitled to attend and vote at the AGM is entitled to appoint one or, if he holds two or more shares, more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.
9. Completion and delivery of this Form of Proxy will not preclude you from attending in person and voting at the AGM if you so wish.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tencent Holdings Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


SEC MAIL
PROCESSING
RECEIVED
MAY 15 2007
WASH. D.C.
161
SECTION

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

RE-ELECTION OF DIRECTORS

ADOPTION OF NEW SHARE OPTION SCHEME
TERMINATION OF EXISTING SHARE OPTION SCHEME

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Tencent Holdings Limited (the "Company") to be held at 3:00 p.m. on Wednesday, 16 May 2007 at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong ("AGM") is set out on pages 20 to 23 of this circular. Whether or not you are able to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned meeting should you so wish.

18 April 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Connected Person(s)"	has the meaning ascribed thereto under the Listing Rules
"Director(s)"	director(s) of the Company
"Eligible Person"	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any consultant, adviser or agent of any member of the Board, have contributed or will contribute to the growth and development of the Group or any Invested Entity
"Existing Share Option Scheme"	the existing share option scheme of the Company adopted on 24 March 2004
"Grantee"	any Eligible Person who accepts an offer in accordance with the terms of the New Share Option Scheme or (where the context so permits) a person entitled, in accordance with the laws of succession applicable, to exercise any option in consequence of the death of the original Grantee
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds an equity interest
"Latest Practicable Date"	17 April 2007, being the latest practicable date for ascertaining certain information in this circular prior to its publication
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share Option Scheme"	the share option scheme for Eligible Persons proposed to be conditionally adopted at the AGM, a summary of the terms of which is set out in Appendix III to this circular
"Pre-IPO Share Option Scheme"	the share option scheme of the Company adopted on 27 July 2001 which was terminated at the date of the listing of the Shares
"Share Capital"	the aggregate nominal amount of the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰 訊 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Executive Directors:
Mr. Ma Huateng *(Chairman)*
Mr. Lau Chi Ping Martin
Mr. Zhang Zhidong

Non-executive Directors:
Mr. Antonie Andries Roux
Mr. Charles St Leger Searle

Independent Non-executive Directors:
Mr. Li Dong Sheng
Mr. Iain Ferguson Bruce
Mr. Ian Charles Stone

Registered office:
Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

Principal place of business in Hong Kong:
Room 3002, 30th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

18 April 2007

To the Shareholders

Dear Sir or Madam

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
RE-ELECTION OF DIRECTORS
ADOPTION OF NEW SHARE OPTION SCHEME
TERMINATION OF EXISTING SHARE OPTION SCHEME
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting ("AGM") of Tencent Holdings Limited (the "Company") regarding (i) the granting to the directors of the Company ("Directors") of general and unconditional mandates for the issue and repurchase of the securities of the Company; (ii) the re-election of retiring Directors; and (iii) the adoption of the New Share Option Scheme and termination of the Existing Share Option Scheme.

The Company will publish an announcement on the outcome of the AGM for the adoption of the New Share Option Scheme on the business day following such meeting.

1. GENERAL MANDATE TO ISSUE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with shares of HK$0.0001 each in the capital of the Company ("Shares") (the "Share Issue Mandate"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate are up to 20% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate (referred to and as defined in section 2 below), if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 5 and 7 in the notice of the AGM set out on pages 20 to 23 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "Share Repurchase Mandate"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,778,073,098 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 177,807,309 Shares, which represent 10% of the then issued share capital of the Company.

An explanatory statement, giving certain information regarding the Share Repurchase Mandate, is set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 87 of the Articles of Association of the Company (the "Articles"), Messrs. Zhang Zhidong and Charles St Leger Searle would retire at the AGM and, being eligible, would offer themselves for re-election. In accordance with Article 86 of the Articles, Mr. Lau Chi Ping Martin would retire at the AGM and, being eligible, would offer himself for re-election. Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix II to this circular.

4. EXISTING SHARE OPTION SCHEME

Save for the Existing Share Option Scheme and the Pre-IPO Share Option Scheme, details of which were summarized as follows, there were and are no other share option schemes of the Company involving issue of new Shares.

Under the Existing Share Option Scheme, as at the Latest Practicable Date, options to subscribe for a total of 76,064,388 Shares were granted, for which:

(a) 10,370,185 Shares had been issued pursuant to the exercise of options;

(b) 60,413,683 options are outstanding, in which 7,722,043 options are exercisable; and

(c) options to subscribe for 5,280,520 Shares had been lapsed/cancelled.

The Existing Share Option Scheme will expire on 23 March 2014. On termination of the Existing Share Option Scheme, no further options may be granted under the Existing Share Option Scheme.

Under the Pre-IPO Share Option Scheme, as at the Latest Practicable Date, options to subscribe for a total of 73,025,330 Shares were granted, for which:

(a) 56,660,653 Shares had been issued pursuant to the exercise of options;

(b) 14,140,264 options are outstanding, in which 13,886,264 options are exercisable; and

(c) options to subscribe for 2,224,413 Shares had been lapsed/cancelled.

Upon the adoption of the New Share Option Scheme, the Existing Share Option Scheme will be terminated.

5. NEW SHARE OPTION SCHEME

Number of Shares which may be issued under the New Share Option Scheme

As at the Latest Practicable Date, there were in issue an aggregate of 1,778,073,098 Shares. Assuming no further Shares are issued prior to the date of adoption of the New Share Option Scheme, options to subscribe for a total of 88,903,654 Shares may be granted under the New Share Option Scheme, representing five (5) per cent. of the issued Share Capital as at the date of the adoption of the New Share Option Scheme.

Pursuant to Note (2) to Rule 17.03(3) of the Listing Rules, the limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes must not exceed 30 per cent. of the issued Share Capital from time to time. No options may be granted under any schemes of the Company if this will result in this 30 per cent. limit being exceeded. Adjustments made to the exercise price of the Option under the New Share Option Scheme will be made in accordance with the Listing Rules applicable from time to time.

Restriction on the Time of Grant of Options

Pursuant to Rule 17.05 of the Listing Rules, a grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, during the period commencing one month immediately preceding the earlier of:

(a) the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company's results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b) the deadline for the Company to publish an announcement of its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules).

Principal terms of the New Share Option Scheme

A summary of the rules of the New Share Option Scheme is set out in Appendix III to this circular.

Reasons for the New Share Option Scheme

The Directors consider that it is in the best interests of the Company to provide incentive or reward to Eligible Persons for their contribution to, and continuing efforts to promote the interests of, the Company. By adopting the New Share Option Scheme, Eligible Persons will be able to participate in the growth of the Company and contribute further to the success of the Company.

Conditions of the New Share Option Scheme

The New Share Option Scheme is conditional on:

(a) the passing of an ordinary resolution by the Shareholders at the AGM to approve the adoption of the New Share Option Scheme and to authorise the Directors to grant options under the New Share Option Scheme and to allot and issue Shares pursuant to the exercise of options under the New Share Option Scheme; and

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of any options granted under the New Share Option Scheme representing 5% of the issued Share Capital on the date of the AGM.

If all of the above conditions are not satisfied on or before the date following two months after the adoption of the New Share Option Scheme, the New Share Option Scheme will determine immediately, and any option granted or agreed to be granted pursuant to the New Share Option Scheme and any offer of such grant shall be of no effect and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the New Share Option Scheme.

Value of the options

The Directors consider it inappropriate to value all the options that can be granted under the New Share Option Scheme on the assumption that they were granted on the Latest Practicable Date as a number of factors crucial for the valuation cannot be determined. Such factors include the exercise period and the conditions, if any, that an option is subject to. Accordingly, any valuation of the options based on a large number of speculative assumptions would not be meaningful and possibly misleading to the Shareholders.

Listing and Dealing

Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the new Shares which may be issued and allotted pursuant to the exercise of options under the New Share Option Scheme representing 5% of the issued Share Capital on the date of the AGM.

The Shares are only listed on the Stock Exchange and not on any other stock exchange.

6. ANNUAL GENERAL MEETING

A notice convening the AGM to be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 16 May 2007 at 3:00 p.m. is set out on pages 20 to 23 of this circular.

The procedure by which shareholders of the Company may demand a poll at any general meeting of the Company is set out in section 7 below.

A proxy form for use at the AGM is enclosed, a copy of which can also be obtained via the website of the Stock Exchange. Whether or not you are able to attend the AGM, you are requested to complete the enclosed proxy form in accordance with the instructions printed thereon and return the same to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending in person and voting at the AGM or any adjourned meeting if you so wish.

7. RIGHT TO DEMAND A POLL

Pursuant to Article 66 of the Articles, at any general meeting, a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than 10% of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right.

8. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

9. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate and the Share Repurchase Mandate, the re-election of Directors, the adoption of the New Share Option Scheme and termination of the Existing Share Option Scheme to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, the board of Directors recommends you to vote in favour of the resolutions to be proposed at the AGM.

10. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the rules of the New Share Option Scheme will be available for inspection at the principal place of business of the Company in Hong Kong at Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong during normal business hours from the date of this circular until 16 May 2007 and at the AGM.

Yours faithfully
Ma Huateng
Chairman

This Explanatory Statement includes information required under Rule 10.06(1)(b) of the Listing Rules to be given to the shareholders of the Company in connection with the proposed share repurchase mandate to be granted to the Directors.

(a) **Listing Rules**

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) **Shareholders' approval**

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) **Exercise of the Share Repurchase Mandate**

As at the Latest Practicable Date, there were 1,778,073,098 ordinary Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued and no Shares are repurchased prior to the AGM, the Directors would be authorised under the Share Repurchase Mandate to repurchase a maximum of 177,807,309 Shares, which represent 10% of the then issued share capital of the Company.

(d) **Reasons for the Repurchase of Shares**

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) **Source of Funds**

Repurchases must be made out of funds which are legally available for such purpose in accordance with all applicable laws of the Cayman Islands and the Company's memorandum of association and the Articles. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 31 December 2006) in the event that the proposed share

repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) **Share Prices**

The highest and lowest prices at which the Shares had been traded on the Stock Exchange in each of the past twelve months to the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	15.75	12.80
May	18.40	14.05
June	18.10	14.40
July	16.20	13.50
August	17.86	14.84
September	18.98	16.74
October	18.70	17.26
November	24.20	18.76
December	27.75	20.95
2007		
January	31.90	26.40
February	31.50	25.15
March	29.85	24.65
April (up to the Latest Practicable Date)	26.80	24.75

(g) **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. The Directors have also undertaken not to repurchase any shares if there is less than a minimum of 25% of the total issued share capital of the Company in public hands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell the Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

(h) Hong Kong Code on Takeovers and Mergers

Pursuant to Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Code"), if as a result of a share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for Shares under Rule 26 of the Code.

As at the Latest Practicable Date, MIH QQ (BVI) Limited ("MIH") was interested in 630,240,380 Shares, representing approximately 35.45% of the issued share capital of the Company. In the event that the Directors exercised the Share Repurchase Mandate in full, the shareholding of MIH in the Company would be increased to approximately 39.38% of the issued share capital of the Company. The increase of MIH's proportionate interest in the Company will be treated as an acquisition for the purpose of the Code. Accordingly, MIH or a group of shareholders acting in concert with it could obtain or consolidate control of the Company and, when exceeding the 2% creeper, become obliged to make a mandatory offer in accordance with Rule 26 of the Code as a result of any such increase. Save as disclosed herein, the Directors are not aware of any consequences which may arise under the Code if the Share Repurchase Mandate is exercised. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would trigger the application of the Code in the manner described above.

(i) Shares purchased by the Company

During the six months preceding the Latest Practicable Date, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

The particulars of the Directors proposed to be re-elected at the AGM are as follows:

1. Zhang Zhidong

Zhang Zhidong, age 35, is an executive Director and Chief Technology Officer of the Company. Mr. Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr. Zhang is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Zhang worked at Liming Network Group focusing on software and network application systems research and development. Mr. Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr. Zhang has more than 10 years of experience in the telecommunications and Internet industries.

Mr. Zhang is the beneficial owner of Best Update International Limited, a shareholder of the Company, holding 88,000,000 Shares representing approximately 4.95% of the issued share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance; otherwise, he does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is a service contract between the Company and Mr. Zhang for a term of three years from 25 March 2007. Mr. Zhang is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Zhang is entitled to an annual base salary of RMB2.125 million (before tax) and other payment under any bonus program on a pro rata basis for the year 2006 according to the service contract with the Company. The total package received in the year 2006 by Mr. Zhang was approximately RMB6.33 million (before tax), which included the base salary paid under the service contract, a performance bonus and the contribution to the retirement funds.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

2. Charles St Leger Searle

Charles St Leger Searle, age 43, has been a non-executive Director since 5 June 2001. Mr. Searle is currently the Chief Investment Officer, MIH Internet Division. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr. Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH. Mr. Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr. Searle has more than 12 years of experience in the telecommunications and Internet industries.

Mr. Searle is related to MIH, the controlling shareholder of the Company; otherwise, as at the Latest Practicable Date, Mr. Searle does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Searle. Mr. Searle's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Searle as a non-executive director is not entitled to any director's fee.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

3. **Lau Chi Ping Martin**

Lau Chi Ping Martin, age 34, has been appointed as executive Director since 21 March 2007. Mr. Lau was appointed as the President of the Company in February 2006 to assist Mr. Ma Huateng, Chairman of the Board and Chief Executive Officer, in managing the day-to-day operation of the Company. In February 2005, he joined the Company as the Chief Strategy and Investment Officer of the Company, and was responsible for corporate strategies, investment, merger and acquisitions and investor relations. Prior to joining the Company, Mr. Lau was an Executive Director at Goldman Sachs (Asia) L.L.C's investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. He has over 10 years' experience in IPO, merger and acquisitions and management consulting. Mr. Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and a MBA from Kellogg Graduate School of Management, Northwestern University. Mr. Lau has not held any directorships in any listed public companies during the past three years.

As at the Latest Practicable Date, Mr. Lau does not have any relationship with any directors, senior management or substantial shareholders or controlling shareholders of the Company for the purpose of the Listing Rules and Mr. Lau has personal interests in 8,473,600 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract executed by the Company with Mr. Lau in respect of the aforesaid appointment. Pursuant to the Articles, Mr. Lau will hold office until the next annual general meeting of the Company after his appointment and will be eligible for re-election at such meeting. Mr. Lau has entered into an employment contract with the Company for a term of three years from 3 February 2005. The current annual base emolument of Mr. Lau is USD360,000 and Mr. Lau is entitled to an annual bonus based on the performance of the Company in an amount to be determined by the Remuneration Committee. Mr. Lau is entitled to participate in all employee benefit plans, programs and arrangements of the Company.

Save as disclosed above, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

The principal terms of the New Share Option Scheme proposed to be adopted at the AGM are as follows:

PURPOSE OF THE SCHEME

The purpose of the New Share Option Scheme is to provide incentive or reward to Eligible Persons for their contribution to, and continuing efforts to promote the interests of, the Company.

WHO MAY JOIN

The Board of Directors may, in its absolute discretion, grant options to any Eligible Person.

PRICE OF SHARES

The subscription price for Shares under the New Share Option Scheme will be a price determined by the Board of Directors and notified to each Grantee. The subscription price will be the highest of: (i) the nominal value of a Share; (ii) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (iii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

A consideration of HK$1.00 is required to be paid by a Grantee for each acceptance of the offer of the grant of an option under the New Share Option Scheme.

MAXIMUM NUMBER OF SHARES

The maximum number of Shares in respect of which options may be granted under the New Share Option Scheme and any other share option scheme(s) of the Company from the date of adoption of the New Share Option Scheme shall not exceed five (5) per cent. of the issued Share Capital as at the date of Shareholders' approval of the New Share Option Scheme (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the New Share Option Scheme shall not be counted for the purpose of calculating the five (5) per cent. limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the Shareholders in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed five (5) per cent. of the issued Share Capital as at the date of Shareholders' approval of the refreshing of the Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed.

The maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30 per cent. of issued Share Capital from time to time.

As at the Latest Practicable Date, there were in issue an aggregate of 1,778,073,098 Shares. Assuming no further Shares are issued prior to the date of adoption of the New Share Option Scheme, options to subscribe for a total of 88,903,654 Shares (representing 5% of the issued Share Capital on the day of the AGM) may be granted under the New Share Option Scheme pursuant to the Scheme Mandate Limit.

The maximum number of Shares (issued and to be issued) in respect of which options may be granted under the New Share Option Scheme and any other share option scheme(s) of the Company (whether exercised, cancelled or outstanding) to any Eligible Person in any 12-month period shall not exceed 1 per cent. of the issued Share Capital from time to time unless such grant has been duly approved by ordinary resolution of the Shareholders in general meeting at which the relevant Eligible Person and his associates abstained from voting.

In calculating the aforesaid limit of 1 per cent., options that have lapsed shall not be counted.

GRANT OF OPTIONS TO CONNECTED PERSONS

Any grant of options to a director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is a prospective Grantee of the options).

Where options are proposed to be granted to a substantial shareholder or an independent non-executive Director or any of their respective associates, and the proposed grant of options would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of the grant of such options to represent in aggregate over 0.1 per cent. of the total number of Shares and have an aggregate value (based on the closing price of a Share at each date of the grant of these options) exceeding HK$5,000,000, the proposed grant shall be subject to the issue of a circular and the approval of the Shareholders in general meeting (taken on a poll) in accordance with the requirements of the Listing Rules at which all Connected Persons abstained from voting (but a Connected Person may vote against the resolution at the general meeting provided that his intention to do so has been stated in the circular).

In calculating the aforesaid limit of 0.1 per cent., options that have lapsed shall not be counted.

TIME FOR EXERCISE OF OPTIONS

The Grantee of an option may subscribe for Shares during such period as may be determined by the Board (the period shall commence on the date on which the offer relating to such option is duly approved by the Board in accordance with the New Share Option Scheme and expire in any event not later than the last day of the seven year period after the date of grant of option (subject to early termination as set out in the Scheme)). The New Share Option Scheme does not provide for any minimum period for which an option must be held before it can be exercised.

PERFORMANCE TARGETS

The New Share Option Scheme provides that there are no performance targets that need to be met before a Grantee is entitled to exercise an option duly granted.

RIGHTS ARE PERSONAL TO GRANTEE

An option shall be personal to the Grantee of the option and shall not be assignable nor transferable.

RIGHTS ON CEASING EMPLOYMENT

Subject to the provision in the paragraph below headed "RIGHTS ON DEATH" and the subparagraph (iv) under the paragraph below headed "LAPSE OF OPTIONS", if a Grantee of an option ceases to be an Eligible Person, the Grantee may only exercise the option within a period of three months thereafter.

RIGHTS ON DEATH

If a Grantee of an option dies, the personal representatives of the Grantee may only exercise the option within a period of twelve months thereafter.

RIGHTS ON DISMISSAL

If a Grantee of an option ceases to be an Eligible Person by reason of summary dismissal, the right to exercise the option shall thereupon terminate immediately.

EFFECT OF ALTERATIONS TO CAPITAL

In the event of a capitalisation issue, rights issue, consolidation, subdivision or reduction of the share capital of the Company, the Company shall make corresponding alterations (if any) to:

(a) the number of Shares subject to options already granted so far as they remain exercisable; and/or

(b) the subscription price; provided that

(i) each Grantee is given the same proportion of the equity capital of the Company as that to which he was previously entitled;

(ii) no alterations shall be made which would result in the subscription price for a Share being less than its nominal value;

(iii) no such alterations shall be made in respect of an issue of securities by the Company as consideration in a transaction;

(iv) any such alterations, save as those made on a capitalisation issue, shall be confirmed by the auditors of the Company or the independent financial adviser in writing to the Directors as satisfying the requirements of the foregoing paragraphs (i) and (ii); and

(v) any such alterations made pursuant to a subdivision or consolidation of share capital shall be made on the basis that the aggregate subscription price payable by a Grantee on full exercise of any option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event.

RIGHTS ON A GENERAL OFFER

If a general offer is made to all the Shareholders and such offer is declared unconditional before the expiry date of the Option, the Grantee may by notice in writing within twenty-one days after such offer becoming or being declared unconditional exercise any options to its full extent, and to the extent that they have not been so exercised, the right to exercise the options shall upon the expiry of such period terminate immediately.

RIGHTS ON WINDING UP

If a notice is given to each Grantee of a general meeting at which a resolution will be proposed for the voluntary winding-up of the Company, each Grantee shall be entitled to exercise all or any of his options at any time not later than two business days prior to the proposed general meeting of the Company. The Company shall, as soon as possible, and, in any event, no later than the business day

immediately prior to the date of the proposed general meeting referred to above, allot and issue the relevant Shares to the Grantee, credited as fully-paid. The right to exercise the options shall, to the extent that they have not been exercised, terminate immediately on the date of the commencement of the voluntary winding-up of the Company.

RIGHTS ON A SCHEME OF ARRANGEMENT

If a general offer by way of a scheme of arrangement is made to all the Shareholders and such scheme has been approved by the necessary number of Shareholders at the requisite meetings, the Grantee may thereafter (but before such time as shall be notified by the Company) by notice in writing to the Company exercise the option in full or in part.

RANKING OF SHARES

Shares allotted on the exercise of options will rank pari passu with the other Shares in issue at the relevant date of allotment except in respect of any dividend or other distribution previously declared or allotment.

PERIOD OF THE SCHEME

The New Share Option Scheme shall be valid and effective for a period of ten years commencing after its date of adoption.

VARIATION AND TERMINATION

The New Share Option Scheme may be altered in any respect by resolution of the Board except that certain provisions as to:

(a) the definitions of Grantee and Eligible Person(s);

(b) the provisions relating to the matters set out in Rule 17.03 of the Listing Rules;

shall not be altered to the advantage of Grantee or prospective Grantee except with the prior approval of the Shareholders in general meeting (with participants and their respective associates abstained from voting). No such alterations shall operate to affect adversely the terms of issue of any options granted or agreed to be granted prior to such alterations except with the consent or sanction in writing of such majority of the Grantee as would be required of the Shareholders under the bye-laws for the time being of the Company for a variation of the rights attached to the Shares.

Any alterations to the provisions of the New Share Option Scheme which are of a material nature (except where alterations take effect automatically under the provisions of the New Share Option Scheme) or any change to the terms of options granted must be approved by the Shareholders in general meeting. Any change to the authority of the Board in relation to any alterations to the terms of the New Share Option Scheme must be approved by the Shareholders in general meeting.

The Company, by resolution in general meeting or the Board, may terminate the operation of the New Share Option Scheme at any time and options granted prior to such termination shall continue to be valid and exercisable in accordance with the New Share Option Scheme.

LAPSE OF OPTION

The right to exercise an option (to the extent not already exercised) shall terminate immediately upon the earliest of:

(i) the expiry of the option period as described in the above paragraph headed "TIME FOR EXERCISE OF OPTIONS";

(ii) the expiry of any of the periods referred to in the paragraphs above headed "RIGHTS ON CEASING EMPLOYMENT", "RIGHTS ON DEATH" and "RIGHTS ON A GENERAL OFFER";

(iii) subject to the scheme of arrangement becoming effective, the expiry of the period referred to in the paragraph above headed "RIGHTS ON A SCHEME OF ARRANGEMENT";

(iv) the date on which the Grantee ceases to be an Eligible Person by reason of summary dismissal for misconduct or other breach of the terms of his employment or other contract constituting him an Eligible Person, or appears either to be unable to pay or to have no reasonable prospect of being able to pay his debts or has become insolvent or has made any arrangements or composition with his creditors generally or on which the Grantee has been convicted of any criminal offence involving his integrity or honesty;

(v) subject to the provision in the paragraph above headed "RIGHTS ON WINDING UP", the date of the commencement of the voluntary winding-up of the Company; or

(vi) the date on which the Grantee commits a breach of the provision of the New Share Option Scheme that an option shall be personal to the Grantee and shall not be assignable nor transferable and that no Grantee shall sell, transfer, charge, mortgage or encumber or create any interest in favour of a third party over or in relation to any options.

CANCELLATION OF UNEXERCISED OPTIONS

The Company may cancel an option granted under the New Share Option Scheme but not exercised with the approval of the holder of such option. No options may be granted to an Eligible Person in place of his cancelled options unless there are available unissued options (excluding the cancelled options) within the Scheme Mandate Limit approved by the shareholders of the Company as mentioned in the paragraph headed "MAXIMUM NUMBER OF SHARES" above.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Tencent Holdings Limited (the "Company") will be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 16 May 2007 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.

2. To declare a final dividend.

3. To re-elect Directors and authorize the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

As special business, to consider and if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

5. **"That:**

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the

Company or (iii) any scrip dividend or similar arrangement pursuant to the articles of association of the Company from time to time, shall not exceed twenty per cent (20%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. **"That:**

(a) a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$0.0001 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution; and

(b) for the purpose of this Resolution:

"Relevant Period" means the priod from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**That**, conditional upon the passing of Resolutions 5 and 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution 5."

8. "**That**, conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of the Company, representing 5% of the issued share capital of the Company as at the date of passing this resolution, to be issued pursuant to the exercise of any options granted under the New Share Option Scheme (as defined below), the existing share option scheme of the Company adopted on 24 March 2004 be and is hereby terminated and the rules of the new share option scheme ("New Share Option Scheme") of the Company (a copy of which has been submitted to the meeting and signed by the Chairman of the meeting for the purpose of identification) be and are hereby approved and adopted as the new share option scheme of the Company; and that the directors of the Company be and are hereby authorized, at their absolute discretion, to grant options thereunder and to allot and issue shares of the Company pursuant to the exercise of such option."

By Order of the Board
Ma Huateng
Chairman

18 April 2007

Notes:

1. The register of members will be closed from Friday, 11 May 2007 to Wednesday, 16 May 2007, both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on Thursday, 10 May 2007.

2. Any member entitled to attend and vote at the Annual General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint one or, if he holds two more shares, more person(s) as his proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

END